UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

X-Rite, Incorporated

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number)

OEPX, LLC

320 Park Avenue, 18th Floor
New York, NY 10022
(212) 277-1500

Copy to:

William R. Dougherty, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103
1.		Names of Reporting Persons OEPX, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,237,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,237,893
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 33,237,893
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 40.29%*
14.		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of October 22, 2009.

CUSIP No. 983857103
1.		Names of Reporting Persons One Equity Partners III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,237,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,237,893
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 33,237,893
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 40.29%*
14.		Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of October 22, 2009.

CUSIP No. 983857103
1.		Names of Reporting Persons OEP General Partner III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,237,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,237,893
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 33,237,893
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 40.29%*
14.		Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of October 22, 2009.

CUSIP No. 983857103
1.		Names of Reporting Persons OEP Holding Corporation
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,237,893
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,237,893
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 33,237,893
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 40.29%*
14.		Type of Reporting Person (See Instructions) HC; CO

* The calculation of the foregoing percentage is based on 77,913,695 shares of Issuer Common Stock (as defined herein) outstanding as of October 22, 2009.

This Amendment No. 2 to Statement on Schedule 13D amends and supplements Items 5 and 6 of the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2008 (as amended from time to time, the “Schedule 13D”), and relates to the shares of common stock, par value $0.10 per share (“Issuer Common Stock”), of X-Rite, Incorporated, a Michigan corporation (“X-Rite” or the “Issuer”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the addition of the following paragraph immediately following the second paragraph:

OEP may determine to exercise the Warrant (defined below), in whole or in part, at any time prior to August 18, 2019 in accordance with its terms and as described further in Item 6 below.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting sections (a) and (b) and replacing them with the following:

(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

On October 28, 2009, shareholders of the Issuer approved a proposal (the “Shareholder Approval”) necessary to permit the Investors to exercise the Warrants (as defined below).  Following the receipt of the Shareholder Approval, each of OEP, OEP III, OEP GP III and OEP Holding may be deemed to beneficially own 33,237,893 shares of Issuer Common Stock, representing approximately 40.29% of the outstanding Issuer Common Stock (based on 77,913,695 shares of Issuer Common Stock outstanding on October 22, 2009.  This number consists of (i) 28,571,429 shares of Issuer Common Stock issued to OEP, (ii) 3,155 shares of restricted Issuer Common Stock and options to purchase 7,098 shares of Issuer Common Stock issued to each of two officers of OEP Holding on October 28, 2008, (iii) 38,715 shares of restricted Issuer Common Stock issued to each of two officers of OEP Holding on May 20, 2009 and (iv) 4,568,528 shares issuable upon exercise of the OEP Warrant (as defined below).  The aforementioned officers of OEP Holding, Mr. David M. Cohen and Mr. Colin M. Farmer, are two of the three individuals designated by OEP to serve on the Board, as further described in Item 6 below.  In connection with Mr. Cohen’s and Mr. Farmer’s service on the Issuer’s Board, each was granted (i) on October 28, 2008, 3,155 shares of Issuer Common Stock under the Issuer’s 2008 Omnibus Long Term Incentive Plan, (ii) on October 28, 2008, options to purchase 7,098 shares of Issuer Common Stock and (ii) on May 20, 2009, 38,715 shares of issuer Common Stock under the Issuer’s 2008 Omnibus Long Term Incentive Plan.  Each of Mr. Cohen and Mr. Farmer holds these shares of restricted Issuer Common Stock and stock options for the benefit of OEP III.  In addition, in connection with Mr. Cohen’s and Mr. Farmer’s service to the Board, each was granted (i) on April 15, 2009, options to purchase 81,566 shares of Issuer Common Stock and (ii) on May 20, 2009, options to purchase 87,109 shares of Issuer Common Stock.  None of the options described in the prior sentence vest within 60 days of the filing of this Schedule 13D, and therefore are not deemed to be beneficially owned by Mr. Cohen, Mr. Farmer, OEP, OEP III, OEP GP III or OEP Holding.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by deleting all of the paragraphs except for the last paragraph and replacing them with the following paragraphs:

The Exchange Agreement

On August 18, 2009, OEP acquired $25,316,480.88 principal amount of loans (“Acquired Loans”) under the Second Lien Credit and Guaranty Agreement, dated October 24, 2007, as amended August 18, 2009, by and among the Company and the other parties thereto (the “Second Lien Credit Agreement”), from certain lenders under the Second Lien Credit Agreement for an aggregate consideration of $23,797,492.02 (the “Acquired Loans Purchase Price”).  The Acquired Loans Purchase Price was funded by equity contributions to OEP by OEP II Partners Co-Invest, L.P., OEP III and OEP III Co-Investors, L.P., which are the three members of OEP.

On August 18, 2009, pursuant to the Exchange Agreement (the “Exchange Agreement”), dated August 18, 2009, by and among the Issuer, OEP, Sagard Capital Partners, L.P., (“Sagard”) and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. (collectively, “Tinicum” and, together with OEP and Sagard, the “Investors”), OEP acquired 25,316.48 shares of Series A Cumulative Preferred Stock, par value $0.10 per share (the “Preferred Stock”) and a warrant (the “OEP Warrant”) providing OEP the right to acquire 4,568,527.88 shares (the “OEP Warrant Shares”) of Issuer Common Stock at an initial exercise price of $0.01 per share (subject to adjustment as set forth in the OEP Warrant) from the Issuer in exchange for the cancellation of the Acquired Loans under the Second Lien Credit Agreement (such exchange and cancellation, the “Exchange”).

In connection with the Exchange Agreement, Sagard and Tinicum (the “Other Investors”) also collectively received 16,244.74 shares of Preferred Stock and warrants (the “Other Investors’ Warrants” and, together with the OEP Warrant, the “Warrants”) providing the Other Investors the right to collectively acquire 2,931,472.12 shares (the “Other Investors’ Warrant Shares” and, together with the OEP Warrant Shares, the “Warrant Shares”) of Issuer Common Stock (subject to adjustment as set forth in the Other Investors’ Warrants) in exchange for the cancellation of $16,244,742.24 outstanding principal amount of loans under the Second Lien Credit Agreement.

Pursuant to undertakings made in the Exchange Agreement, a special meeting of the Issuer’s shareholders was held on October 28, 2009, at which the Shareholder Approval was obtained.

Certificate of Designation, Preferences and Rights of Series A Preferred Stock

The Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the “Certificate of Designation”) was filed by the Issuer with the Michigan Department of Energy, Labor and Economic Growth on August 18, 2009.  The Preferred Stock is not convertible into shares of Issuer Common Stock.

Pursuant to the terms of the Certificate of Designation, the shares of Preferred Stock purchased by OEP have an initial aggregate liquidation preference equal to the sum of (a) $25,316,480.88 and (b) all accrued and unpaid dividends (the amounts set forth in clauses (a) and (b) above, the “Liquidation Preference”).

The holders of the Preferred Stock have the right to receive quarterly dividends in an amount equal to (a) an annual rate of 14.375% and (b) if an Event of Default (as defined in the Certificate of Designation) has occurred, an additional 2.0% per annum.  The Board may pay dividends accrued with respect to the Preferred Stock, generally at its option, in cash, or “in kind” with additional shares of Preferred Stock.

The Issuer is required to redeem all of the then outstanding Preferred Stock on January 23, 2014 (the “Mandatory Redemption Date”) at a price equal to the Liquidation Preference.  In addition, subject to certain restrictions as further detailed in the Certificate of Designation, the Issuer may optionally redeem all shares of the Preferred Stock for an amount equal to $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued as “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued and unpaid dividends.  The “Early Redemption Multiplier” shall equal (a) prior to and including October 25, 2010, 107%, (b) from and after October 25, 2010 through and including October 24, 2011, 105%, (c) from and after October 25, 2011 through and including October 24, 2012, 103%, (d) from and after October  25, 2012 through and including October  24, 2013, 101%, and (e) from and after October 25, 2013, 100%.

In the event of a Fundamental Change (as defined in the Certificate of Designation), the Issuer is required to redeem or make an offer to repurchase all of the outstanding shares of Preferred Stock at an amount equal to $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued as “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued and unpaid dividends.

 In addition, in the event of certain breaches by the Issuer of its obligations set forth in the Certificate of Designation (including a failure to declare or pay dividends or to redeem or repurchase the Preferred Stock when required), the holders of a majority of the shares of Preferred Stock will have the right to elect between two and four additional directors to the Board.  This is in addition to the right that OEP has, under the Investment Agreement, to appoint three individuals to the Board.  In no event will OEP have the ability to designate a majority of the Board.

The Certificate of Designation also provides for the creation and maintenance of an Administrative Committee of the Board (the “Administrative Committee”), initially comprised of five Board members.  The Administrative Committee shall (a) work actively with the Chief Executive Officer of the Issuer to provide strategic planning recommendations to the entire Board of Directors for review and consideration, (b) work actively with the Chief Executive Officer of the Issuer to provide annual budget recommendations to the entire Board of Directors for review and consideration and (c) be granted the authority to approve any change in executive management appointments.  The holders of shares of Preferred Stock shall initially have the right to elect up to three members to the Administrative Committee.  OEP has designated Mr. Cohen and Mr. Farmer as its initial designees to the Administrative Committee.

The Preferred Stock ranks senior to the Issuer Common Stock in respect of payment of dividends and/or distribution of assets upon a liquidation.  The consent of holders of a majority of the shares of Preferred Stock is required to permit: (a) the issuance of any additional Preferred Stock (other than as expressly contemplated in the Certificate of Designation); (b) the creation (by reclassification or otherwise) or issuance of any new class or series of capital stock; (c) the purchase or redemption or declaration or payment of dividends on shares of capital stock or equity securities (subject to certain exceptions); (d) the creation or incurrence whether directly or indirectly, of any indebtedness, other than as permitted under the Issuer’s existing credit agreements (excluding (i) any creation or incurrence of any indebtedness that is convertible or exchangeable into shares of capital stock of the Issuer, (ii) any creation or incurrence of unsecured indebtedness in excess of the amount permitted under the Issuer’s existing credit agreements and (iii) any extension, renewal or replacement (including by way of modification or amendment) of the Issuer’s existing credit agreements (subject to certain exceptions)); or (e) the increase of the size of the Board other than in connection with an increase to permit the addition of the additional directors (as described above).

In addition, the consent of (a) holders of a majority of the shares of Preferred Stock and (b), if one or more Investors (together with its affiliates) holds at least 50% of the Preferred Stock initially issued to such Investor upon the Exchange, the consent of each such Investor shall also be required to (i) alter or change the rights, preferences or privileges of the Preferred Stock, (ii) amend, alter or repeal any provision of the articles of incorporation or bylaws of the Issuer in a manner materially and disproportionately adverse to the Preferred Stock or (iii) increase or decrease the authorized number of shares of Preferred Stock.

Warrants

As described above, in connection with the Exchange Agreement, OEP received the OEP Warrant.  The OEP Warrant provides OEP the right to acquire the OEP Warrant Shares in whole or in part at the exercise price then in effect (the “Exercise Price”), which Exercise Price is initially $0.01 per OEP Warrant Share.  The OEP Warrant is exercisable at OEP’s option at any time until August 18, 2019.  The number of OEP Warrant Shares issuable upon the exercise of the OEP Warrant and the Exercise Price are each subject to anti-dilution adjustments.

Investment Agreement Amendment

In connection with the Exchange Agreement, OEP and the Issuer entered into an amendment, dated as of August 18, 2009 (the “Investment Agreement Amendment”), to the Investment Agreement to, among other things, exclude the transactions contemplated by the Exchange Agreement from the standstill agreement previously entered into by OEP and modify the determination of OEP’s percentage ownership for purposes of the preemptive rights provision in the Investment Agreement to include all shares beneficially owned by OEP (including the OEP Warrant Shares).

Registration Rights Agreement Amendment

In connection with the Exchange Agreement, OEP and the Other Investors entered into an amendment, dated as of August 18, 2009 (the “Registration Rights Agreement Amendment”), to the Registration Rights Agreement to include the Investor Shares (as defined in the Exchange Agreement) among the “Registrable Securities” as set forth therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OEPX, LLC

By: /s/ Colin M. Farmer

Name: Colin M. Farmer

Title: Vice President

ONE EQUITY PARTNERS III, L.P.

By: OEP General Partner III, L.P.

  as its general partner

By: OEP Holding Corporation

  as its general partner

       By:

/s/ Colin M. Farmer

  Name: Colin M. Farmer

       Title: Managing Director

OEP GENERAL PARTNER III, L.P.

By: OEP Holding Corporation

  as its general partner

       By:

/s/ Colin M. Farmer

  Name: Colin M. Farmer

       Title: Managing Director

OEP HOLDING CORPORATION

       By:

/s/ Colin M. Farmer

  Name: Colin M. Farmer

       Title: Managing Director

Dated: October 30, 2009